UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Tailwind International Acquisition Corp.
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

G8662F101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Tailwind International Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,091,666(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,091,666(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,091,666(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.43%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 8,625,000 Class B ordinary shares convertible into Class A ordinary shares on a one-for-one basis (“Class B ordinary shares”) and (ii) 6,466,666 private placement warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, which will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and twelve months from the close of the Issuer’s initial public offering, consummated on February 23, 2021 (“Private Placement Warrants”).

(2) Calculated based on (i) 34,500,000 Class A ordinary shares outstanding as of January 27, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 28, 2022 and (ii) 15,091,666 Class A ordinary shares issuable in respect of Class B ordinary shares and Private Placement Warrants.

1.	Names of Reporting Persons Philip Krim
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,091,666(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,091,666(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,091,666(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.43%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 8,625,000 Class A ordinary shares issuable in respect of Class B ordinary shares and (ii) 6,466,666 Class A ordinary shares issuable in respect of Private Placement Warrants.

(2) Calculated based on (i) 34,500,000 Class A ordinary shares outstanding as of January 27, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 28, 2022 and (ii) 15,091,666 Class A ordinary shares issuable in respect of Class B ordinary shares and Private Placement Warrants.

1.	Names of Reporting Persons Tommy Stadlen
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,091,666(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,091,666(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,091,666(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.43%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 8,625,000 Class A ordinary shares issuable in respect of Class B ordinary shares and (ii) 6,466,666 Class A ordinary shares issuable in respect of Private Placement Warrants.

(2) Calculated based on (i) 34,500,000 Class A ordinary shares outstanding as of January 27, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 28, 2022 and (ii) 15,091,666 Class A ordinary shares issuable in respect of Class B ordinary shares and Private Placement Warrants.

Item 1(a).	Name of Issuer

Tailwind International Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

150 Greenwich Street, 29th Floor New York, NY 10006

Item 2(a).	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Tailwind International Sponsor LLC (ii) Philip Krim (iii) Tommy Stadlen

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

150 Greenwich Street, 29th Floor New York, NY 10006

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares

Item 2(e).	CUSIP Number

G8662F101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)         Amount beneficially owned:

      See responses to Item 9 on each cover page.

(b)         Percent of Class:

      See responses to Item 11 on each cover page.

(c)          Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)            Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)           Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)           Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Tailwind International Sponsor LLC directly holds 8,625,000 Class B ordinary shares convertible to Class A ordinary shares and 6,466,666 Private Placement Warrants exercisable to purchase Class A ordinary shares, which will become exercisable on the later of 30 days after closing of the Issuer’s intial business combination and twelve months from the close of the Issuer’s initial public offering, consummated on February 23, 2021. Mr. Philip Krim and Mr. Tommy Stadlen together control Tailwind International Sponsor LLC and, as such, share voting and investment discretion with respect to the securities held by Tailwind International Sponsor LLC and may be deemed to have beneficial ownership of such securities. This Statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

Tailwind International Sponsor LLC

By:	/s/ Philip Krim
Name:	Philip Krim
Title:	Authorized Signatory

/s/ Philip Krim
Philip Krim

/s/ Tommy Stadlen
Tommy Stadlen

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 8, 2022 by and among Tailwind International Sponsor, LLC, Philip Krim and Tommy Stadlen